Filed by American Realty Capital Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No. for Registration Statement on Form S-4: 333-192106

Subject Company: Cole Real Estate Investments, Inc.

Commission File No. 001-35974

Explanatory Note

On November 19, 2013, Nicholas S. Schorsch, the Chairman of the Board of Directors and CEO of American Realty Capital Properties, Inc. (the “Company”), appeared in a video segment for REIT.com. In addition, an accompanying article reported on certain statements made by Mr. Schorsch.

The article was not prepared or reviewed by the Company prior to publication. REIT.com, the publisher of the article, routinely publishes articles on business and Real Estate Investment Trust-related news. REIT.com is not affiliated with the Company, and no payment was made nor was any consideration given to REIT.com by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Schorsch represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

A video of the interview was posted on the Company’s website and can be viewed at http://www.arcpreit.com. A transcript of the video is attached as Annex A and is being filed pursuant to Rule 425 of the Securities Exchange Act, as amended. A copy of the article is attached as Annex B.

Additional Information and Where to Find it

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between ARCP and Cole Real Estate Investments, Inc. (“Cole”), ARCP and Cole have filed with the U.S. Securities and Exchange Commission (“SEC”) on November 5, 2013, a preliminary registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to ARCP’s proposed acquisition of Cole. The preliminary joint proxy/prospectus will contain important information about the proposed transaction and related matters. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY ARCP OR COLE WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ARCP, COLE AND THE PROPOSED MERGER.

Investors and stockholders of ARCP and Cole may obtain free copies of the preliminary registration statement, the preliminary joint proxy statement/prospectus and other relevant documents filed by ARCP and Cole with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by ARCP with the SEC are also available free of charge on ARCP’s website at www.arcpreit.com and copies of the documents filed by Cole with the SEC are available free of charge on Cole’s website at www.ColeREIT.com.

Participants in Solicitation relating to the Merger Between ARCP and Cole

ARCP, Cole, AR Capital, LLC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ARCP’s and Cole’s stockholders in respect of the proposed merger between ARCP and Cole. Information regarding ARCP’s directors and executive officers can be found in ARCP’s definitive proxy statement filed with the SEC on April 30, 2013. Information regarding Cole’s directors and executive officers can be found in Cole’s definitive proxy statement filed with the SEC on April 11, 2013. Additional information regarding the interests of such potential participants is included in the preliminary joint proxy statement/prospectus filed with the SEC on November 5, 2013, and in other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from ARCP or Cole, as applicable, using the sources indicated above.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect the Company’s and Cole’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the transactions contemplated by any of the merger agreements will be consummated, the combined company’s plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future dividends and market valuations, and estimates of growth, including funds from operations and adjusted funds from operations and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the merger agreements; (2) the failure to satisfy conditions to completion of the Cole merger, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Cole merger; (3) risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; (4) the effect of the announcement of the proposed merger on the Company’s or Cole’s relationships with their respective customers, tenants, lenders, operating results and businesses generally; (5) the outcome of any legal proceedings relating to any of the mergers or the merger agreements; and (6) risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in the Company’s and Cole’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. The Company and Cole disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Annex A

REIT.com

“CEO Spotlight: American Realty Capital Caps Busy Year”

Nicholas Schorsch

November 19, 2013

Matt Bechard: I’m Matt Bechard with REIT.com, here in San Francisco for REITWorld 2013. Joining me today is Nick Schorsch, the Chairman and CEO of American Realty Capital Properties. Nick, thank you so much for joining us.

Nicholas Schorsch: Thank you.

Matt Bechard: Well, the last time we talked in June, your company was just coming off of two major acquisitions and you told me that you weren’t done yet. Well, I guess you weren’t kidding. Now here we are, sitting here now, with the Cole deal having just gone down. What made that deal so attractive and what else can we expect from your company?

Nicholas Schorsch: Well, first of all thanks for having us here today. The great thing we’re seeing in the market is, that transaction was a strength-for-strength merger. And creating the largest net-lease REIT is a great thing for both the cost of capital, and size and scale. You know, the net-lease space was an “other” space for so long it wasn’t even its own designated space. Today the net lease space is pushing up on $70 billion and with our size at about $21 or $22 billion it really gives us that ability to raise capital, have more flow, lower the cost of capital and also be able to do larger transactions on an organic basis with the actual large corporate credits whether it be a McDonalds or whether it be a Lowes or a Wal-mart and not have an over-concentration issue. Most people think size is for size; it really isn’t. It’s really about building something that has a lower cost of capital. Our G&A load as a percentage of assets goes way down; kind of into the 40 basis point range from kind of 60/70 basis points which is what most of the other peers are. So, it gives us a lower operating expense, it gives us scale, trading volume. And then it comes down to: How does the investor see it? So, from a capital standpoint, a lot of the larger funds are able to buy it because we have the fund flows.

Matt Bechard: And you mention, sort of, the shift, increased focus on net lease and there seems to be an arms race going on right now. What is it about the space right now that makes size and scale such a competitive advantage? You touched on that a little bit. Or is it a matter where the prices and the opportunities have been too good to pass up?

Nicholas Schorsch: Well, a little bit of both. Many of the acquisitions you’ve seen us make, putting aside the big M&A deals, you’ve seen us do three big M&A deals this year; so going from $300 million in assets to $21 billion in a year is pretty significant, but it’s not size for size’s sake as I said. It really comes down to, you know, the arms race is really about scale for synergy purposes. When you look at a net lease REIT, you can’t buy a large portfolio if you don’t have enough size because you become over concentrated. So, if you were to buy a $500 million CVS portfolio and you’re a $2 billion company, you’re effectively a CVS REIT. So that’s 1. Number 2, it’s scalability. Net-lease is like a bond-type portfolio. It has a very radical cost of capital, so it’s easily scaled like a bond portfolio. So by owning $20 billion of assets the G&A load is not consistent, it goes down dramatically. So there’s dramatically lower operating expense and we can be much, much more efficient with a larger platform. And it also makes it a little easier on the debt side because you can diversify; you have multiple sources of capital. So a lot of the companies are looking to size up.

Matt Bechard: And you mention the three large M&A deals you did. What’s been the biggest challenge in consolidating these deals, whether it’s the operating platforms or all the properties under one umbrella? And when do you fully expect to realize all the returns on consolidating these assets?

Nicholas Schorsch: These platforms all run on a similar database accounting system. They all run off of similar technology. But more importantly the platforms that we’re integrating – ARCT IV was an externally advised business that we externally advised so that was kind like flipping a switch, but CapLease has a great team, great underwriting, but it was focused on credit quality and it was focused on asset; first, credit quality, then the assets, or the real estate as they would say. ARCT and ARCP, our main operating businesses, were always focused on credit quality and assets; Cole has always been focused on credit quality and assets. So now what we have is a massive net lease team that also has a build-to-suit business that could actually be the largest build-the-suit business in the whole space. So we can compete favorably with the banks that do build-to-suit or the insurance companies that have been doing build-to-suit. That gives us a much higher cap rate, a much higher growth rate to our earnings and it’s more predictable because you know a year in advance when those facilities will be delivered. So there are lots of aspects to this that are going to be unique. I think it takes us about a year to integrate so we’re expecting mid-2014 to have the integration completed. The synergistic savings initially look like about $70 million in first pass, but we think there are some additional synergies that could inert to the shareholders just from operating, not personnel issues. The funny part most people don’t realize is the big savings comes from the ARCP side on the human side because we were about to hire 50 people. Now we have those people with portfolio from Cole and they’re some of the best in the business. The Cole team is extraordinary and the integration is going exceedingly well and there seems to be a very good cultural fit between both sides.

Matt Bechard: We look forward to talking to you in June at REITWeek. I’m sure you’ll have plenty to tell us about.

Nicholas Schorsch: Thank you.

Matt Bechard: For more on this and more REIT news and analysis be sure to visit REIT.com.

Annex B

CEO Spotlight: American Realty Capital Caps Busy Year

11/19/2013 | By Allen Kenney

Nicholas Schorsch, chairman and CEO of American Realty Capital Properties (NASDAQ: ARCP), joined REIT.com for a CEO Spotlight video interview at REITWorld 2013: NAREIT’s Annual Convention for All Things REIT at the San Francisco Marriott Marquis.

American Realty Capital has completed a series of high-profile acquisitions and mergers this year. Schorsch talked about the market conditions that have made 2013 the right time to be so active, including the $11.2 billion deal for Cole Real Estate Investments Inc.

“The great thing we’re seeing in the market is that transaction was a strength-for-strength merger. Creating the largest net lease REIT is a great thing for both the cost of capital and both size and scale. The net lease space was an ‘other’ space for so long—it wasn’t even its own designated space. Today the net lease space is pushing up on $70 billion.”

Schorsch noted that his company’s market capitalization of approximately $22 billion “really gives us that ability to raise capital, have more float, lower the cost of capital and also be able to do larger transactions on an organic basis with the actual large corporate credits—whether it be a McDonald’s or a Lowe’s or a Wal-Mart—and not have a concentration issue.”

Schorsch discussed some of the other benefits of growing larger as a result of his company’s recent deals.

“Most people think size is for size,” he said. “It really isn’t. It’s really about building something that has a lower cost of capital. It gives us lower operating expense. It gives us scale and trading volume. And then it comes down to how does the investor see it. From a capital standpoint, a lot of the larger funds are able to buy it because we have the fund flows.”

Schorsch offered his thoughts on why size and scale create competitive advantages for companies in the net lease sector.

“The arms race is really about scale for synergy purposes,” he said. “When you look at a net lease REIT, you can’t buy a large portfolio if you don’t have enough size, because you become over-concentrated.”

Schorsch also said larger companies in the net lease sector can “dramatically” reduce their operating expenses by achieving greater scale.

“We can be much, much more efficient with a larger platform,” he said.